

Atrion

ANNUAL REPORT 2023



Atrion Corporation develops and manufactures products primarily for medical applications. Our products advance the standard of care by increasing safety for patients and providers. We target niche markets, with particular emphasis on fluid delivery, cardiovascular and ophthalmology applications. Headquartered in Allen, Texas, Atrion has design and manufacturing facilities in Alabama, Florida and Texas.

CONTENTS

2023



FINANCIAL HIGHLIGHTS

For the Year Ended December 31	2023	2022
Revenues	$ 169,326,000	$ 183,506,000
Operating Income	$ 22,579,000	$ 39,687,000
Net Income	$ 19,411,000	$ 35,008,000
Income per Diluted Share	$ 11.02	$ 19.56
Weighted Average Diluted Shares Outstanding	1,761,000	1,790,000

As of December 31	2023	2022
Total Assets	$ 260,825,000	$ 264,712,000
Cash and Investments	$ 14,421,000	$ 34,552,000
Long-term Debt	—	—
Stockholders' Equity	$ 242,889,000	$ 239,541,000

INCOME PER DILUTED SHARE



2019	$19.73
2020	$17.44
2021	$18.18
2022	$19.56
2023	$11.02

REVENUES (In Millions)



2019	$155
2020	$148
2021	$165
2022	$184
2023	$169

OPERATING INCOME (In Millions)



2019	$40.5
2020	$35.7
2021	$36.04
2022	$39.69
2023	$22.58

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN
Among Atrion Corporation, Russell 2000 Index and SIC Code Index



The graph set forth at left compares the total cumulative return for the five-year period ended December 31, 2023 on the Company's common stock, the Russell 2000 Index, and SIC Code 3841 Index--Surgical and Medical Instruments (compiled by Zacks Investment Research, Inc.), assuming $100 was invested on December 31, 2018 in our common stock, the Russell 2000 Index, and the SIC Code Index and dividends were reinvested.

Company/Index	2018	2019	2020	2021	2022	2023
Atrion Corporation	$ 100.00	$102.16	$88.22	$97.87	$ 78.67	$ 54.31
Russell 2000 Index	$ 100.00	$125.52	$150.58	$172.90	$137.56	$160.85
SIC Code Index	$ 100.00	$122.55	$136.83	$146.85	$122.64	$127.68

DEAR STOCKHOLDERS,

At Atrion, 2023 was a year in which we saw declining stock prices, but rising fortunes.

Supply chain upheaval
The confluence of two global supply chain problems greatly impacted our revenue and operating income in 2023, making it a difficult year for the Company and our stockholders. One supply chain problem affected our sales to original equipment manufacturers. During the peak of the supply chain crisis in 2022, these customers placed orders with us in excess of their actual needs to hedge against the risk of long-term global supply chain disruptions. As the global situation eased toward the end of 2022, these customers needed to right-size their inventories and therefore greatly reduced their orders in 2023.

A different supply chain problem affected our MPS 3 cardiac surgery consoles that are sold directly to hospitals. We could not meet customer demand for these consoles due to shortages of electronic components.

Commitment to our people
Collectively, these supply chain problems resulted in an 8% decline in revenues and an even sharper drop in operating margins. From 2005 through 2022, our operating margins were consistently at or above 20%, placing us among the very best in our industry. We owe this history of strong performance largely to our employees, who produce our products with great care. When both sides of our business were hurt by supply chain problems, we could have laid off employees to improve short-term operating margins for the year.

However, as our long-term stockholders know, we don't believe in window dressing; rather, we consistently strive to make the best possible decisions for the long term. Had we laid off employees to make 2023 financials look better, the loss

of skills and damage to customer relationships would have been significant. We would have been unable to meet demand in 2024 and beyond. Equally important, a layoff would have broken decades of trust and loyalty between the Company and its incredibly dedicated employees.

Optimism for the future
Our 2023 financial performance was not reflective of our efforts, initiatives, or new ideas. Against a challenging backdrop, our teams continued the hard work to ensure our future growth. We did not lose any major customers. In fact, every multi-year supply agreement that expired in 2023 was renewed for additional multi-year terms. Our MPS 3 console production is at record levels to meet strong demand. Our new product pipeline grew faster than at any point in our history, with the launch of several new partnerships. We estimate that these projects, if successful, will add tens of millions of dollars in new revenue by 2030—and this is in addition to organic growth of our existing products and the other projects we already have in the pipeline. We also completed a factory expansion that will allow for more efficient operation of our current business and provide the specialized infrastructure required to manufacture these new products.

I have always been grateful for the support and trust of our stockholders. I know 2023 was a trying year, and we will work hard to ensure our performance for the remainder of this decade and beyond is worthy of your continued support.

Respectfully yours,

David Battat

David A. Battat
President and CEO

2023 REVENUES BY PRODUCT LINE



42% **Fluid Delivery**
$ 71,144,000

41% **Cardiovascular**
$ 69,750,000

12% **Other**
$ 19,754,000

5% **Opthalmology**
$ 8,678,000

ATRION CORPORATION CONSOLIDATED BALANCE SHEETS

As of December 31, 2023 and 2022

Assets: (in thousands)	2023	2022
Current assets:		
Cash and cash equivalents	$ 3,565	$ 4,731
Short-term investments	2,691	21,152
Accounts receivable, net of allowance for credit losses of $58 and $71 in 2023 and 2022, respectively	23,029	23,951
Inventories	82,307	65,793
Prepaid expenses and other current assets	3,173	3,770
Total current assets	114,765	119,397
Long-term investments	8,165	8,669
Property, plant and equipment	286,445	270,642
Less: accumulated depreciation	161,098	146,888
	125,347	123,754
Other assets and deferred charges:		
Patents and licenses, net of accumulated amortization of $12,768 and $12,655 in 2023 and 2022, respectively	1,072	1,185
Goodwill	9,730	9,730
Other	1,746	1,977
	12,548	12,892
Total assets	$ 260,825	$ 264,712

The accompanying notes are an integral part of these consolidated financial statements.

07

Liabilities and stockholders' equity: *(in thousands)*	2023	2022
Current liabilities:		
Accounts payable	$ 6,628	$ 12,074
Accrued liabilities	5,887	5,950
Accrued income and other taxes	106	74
Total current liabilities	12,621	18,098
Line of credit	—	—
Other liabilities and deferred credits:		
Deferred income taxes	2,371	3,888
Other	2,944	3,185
	5,315	7,073
Total liabilities	17,936	25,171
Commitments and contingencies		
Stockholders' equity:		
Common stock, par value $0.10 per share, authorized 10,000 shares, issued 3,420 shares	342	342
Additional paid-in capital	67,331	66,347
Retained earnings	381,754	377,682
Treasury shares, 1,660 shares in 2023 and 1,659 shares in 2022, at cost	(206,538)	(204,830)
Total stockholders' equity	242,889	239,541
Total liabilities and stockholders' equity	$ 260,825	$ 264,712

The accompanying notes are an integral part of these consolidated financial statements.

ATRION CORPORATION CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2023, 2022, and 2021

(in thousands, except per share amounts)	2023	2022	2021
Revenues	$ 169,326	$ 183,506	$ 165,009
Cost of goods sold	106,938	107,602	95,637
Gross profit	62,388	75,904	69,372
Operating expenses:			
Selling	9,926	9,782	8,061
General and administrative	23,192	20,935	19,597
Research and development	6,691	5,500	5,672
	39,809	36,217	33,330
Operating income	22,579	39,687	36,042
Interest and dividend Income	806	988	843
Other investment income (Loss)	(900)	(150)	1,477
Other income	39	92	67
Interest expense	(149)	—	—
Income before provision for income taxes	22,375	40,617	38,429
Provision for income taxes	(2,964)	(5,609)	(5,374)
Net income	$ 19,411	$ 35,008	$ 33,055
Net income per basic share	$ 11.02	$ 19.59	$ 18.22
Weighted average basic shares outstanding	1,761	1,787	1,814
Net income per diluted share	$ 11.02	$ 19.56	$ 18.18
Weighted average diluted shares outstanding	1,761	1,790	1,818
Dividends per common share	$ 8.70	$ 8.20	$ 7.40

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2023, 2022, and 2021

(in thousands)	2023	2022	2021
Cash flows from operating activities:			
Net income	$ 19,411	$ 35,008	$ 33,055
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	15,098	13,812	12,885
Deferred income taxes	(1,517)	(3,194)	(3,686)
Stock-based compensation	1,531	1,730	2,312
Net change in unrealized gains and losses on investments	900	89	(1,472)
Net change in accrued interest, premiums, and discounts on investments	(118)	119	632
Other	—	—	22
	$35,305	47,564	43,748
Changes in operating assets and liabilities:			
Accounts receivable	922	(2,928)	(4,579)
Inventories	(16,514)	(15,015)	(480)
Prepaid expenses and other current assets	347	(673)	423
Other non-current assets	480	640	11
Accounts payable and accrued liabilities	(326)	(1,247)	(656)
Accrued income and other taxes	32	(196)	(165)
Other non-current liabilities	(240)	644	496
Cash flows from operating activities	20,006	28,789	38,798
Cash flows from investing activities:			
Property, plant and equipment additions	(22,319)	(33,736)	(15,828)
Purchase of investments	(5,648)	(35,676)	(23,158)
Proceeds from sale of investments	1,683	245	793
Proceeds from maturities of investments	22,147	53,884	40,189
Cash flows from investing activities	(4,137)	(15,283)	1,996
Cash flows from financing activities:			
Shares tendered for employees' withholding taxes on stock-based compensation	(57)	(633)	(585)
Purchase of treasury stock	(1,667)	(25,786)	(16,988)
Dividends paid	(15,311)	(14,620)	(13,407)
Proceeds from draw on line of credit	25,607	607	—
Repayment of draw on line of credit	(25,607)	(607)	—
Cash flows from financing activities	(17,035)	(41,039)	(30,980)
Net change in cash and cash equivalents	(1,166)	(27,533)	9,814
Cash and cash equivalents, beginning of year	4,731	32,264	22,450
Cash and cash equivalents, end of year	$ 3,565	$ 4,731	$ 32,264
Cash paid for:			
Income taxes, net of refunds	$ 3,536	$ 9,876	$ 7,744
Non-cash financing activities:			
Non-cash effect of stock option exercises	$ —	$ 4,007	$ 6,012

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

For the years ended December 31, 2023, 2022, and 2021 (in thousands)

| | Common Stock | | Treasury Stock | | | | |
	Shares Outstanding	Amount	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total
Balances, December 31, 2020	**1,826**	**$ 342**	**1,594**	**$ (151,127)**	**$ 53,527**	**$ 337,700**	**$ 240,442**
Net income						33,055	33,055
Stock-based compensation transactions	4		(4)	(5,844)	7,647		1,803
Shares surrendered in stock transactions	(1)		1	(585)			(585)
Purchase of treasury stock	(28)		28	(16,988)			(16,988)
Dividends						(13,431)	(13,431)
Balances, December 31, 2021	**1,801**	**$ 342**	**1,619**	**$ (174,544)**	**$ 61,174**	**$ 357,324**	**$ 244,296**
Net income						35,008	35,008
Stock-based compensation transactions	4		(4)	(3,867)	5,173		1,306
Shares surrendered in stock transactions	(1)		1	(633)			(633)
Purchase of treasury stock	(43)		43	(25,786)			(25,786)
Dividends						(14,650)	(14,650)
Balances, December 31, 2022	**1,761**	**$ 342**	**1,659**	**$ (204,830)**	**$ 66,347**	**$ 377,682**	**$ 239,541**
Net income						19,411	19,411
Stock-based compensation transactions	1		(1)	16	984		1,000
Shares surrendered in stock transactions				(57)			(57)
Purchase of treasury stock	(2)		2	(1,667)			(1,667)
Dividends						(15,339)	(15,339)
Balances, December 31, 2023	**1,760**	**$ 342**	**1,660**	**$ (206,538)**	**$ 67,331**	**$ 381,754**	**$ 242,889**

The accompanying notes are an integral part of these consolidated financial statements.

ATRION CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

Atrion Corporation and its subsidiaries ("we," "our," "us," "Atrion," or the "Company") develop and manufacture products primarily for medical applications. We market our products throughout the United States and internationally. Our customers include physicians, hospitals, distributors, and other manufacturers. Atrion Corporation's principal subsidiaries through which these operations are conducted are Atrion Medical Products, Inc., Halkey-Roberts Corporation, and Quest Medical, Inc.

Principles of Consolidation

The consolidated financial statements include the accounts of Atrion Corporation and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. Certain prior-year balances have been reclassified in order to conform to the current year presentation.

Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents and Investments

Cash and cash equivalents include cash on hand and cash deposits in the bank as well as money market funds and debt securities with maturities at the time of purchase of 90 days or less. Cash deposits in the bank include amounts in operating accounts, savings accounts, and money market accounts.

Our investments consist of corporate and government bonds, mutual funds, and equity securities. We classify our investment securities in one of three categories: held-to-maturity, available-for-sale, or trading. Securities that we have the intent and ability to hold to maturity are reported at amortized cost and classified as held-to-maturity securities.

We report our available-for-sale and trading securities at fair value with changes in fair value recognized in other investment income (loss) in the Consolidated Statements of Income.

We consider as current assets those investments which will mature in the next 12 months including interest receivable on long-term bonds. The remaining investments are considered non-current assets which we intend to hold longer than 12 months. We periodically evaluate our investments for impairment.

The components of the Company's cash and cash equivalents and our short and long-term investments as of December 31, 2023 and 2022 are as follows (in thousands):

December 31,	2023	2022
Cash and Cash Equivalents:		
Cash deposits	$ 2	$ 603
Money market funds	3,563	2,380
Commercial paper	—	1,748
Total cash and cash equivalents	$ 3,565	$ 4,731
Short-term investments:		
Commercial paper (held-to-maturity)	$ —	$ 12,227
Bonds (held-to-maturity)	2,552	8,597
Equity Securities (available for sale)	139	330
Allowance for credit losses	—	(2)
Total short-term investments	$ 2,691	$ 21,152
Long-term investments:		
Equity securities (available for sale)	$ 4,354	$ 5,139
Bonds (held-to-maturity)	3,575	3,180
Mutual funds (available for sale)	236	350
Allowance for credit losses	—	—
Total long-term investments	8,165	$ 8,669
Total cash, cash equivalents and short and long-term investments	$ 14,421	$ 34,552

Accounts Receivable

Accounts receivable are recorded at the original sales price to the customer. We maintain an allowance for credit losses to reflect estimated losses resulting from the failure of customers to make required payments. The allowance for credit losses is updated periodically to reflect our estimate of collectability. Accounts are written off when we determine the receivable will not be collected.

Inventories

Inventories are stated at the lower of cost (including materials, direct labor, and applicable overhead) or net realizable value. Cost is determined by using the first-in, first-out method. The following table details the major components of inventory (in thousands):

December 31,	2023	2022
Raw materials	$ 37,770	$ 33,329
Work in process	17,462	13,618
Finished goods	27,075	18,846
Total inventories	$ 82,307	$ 65,793

Accounts Payable

We reflect disbursements as trade accounts payable until such time as payments are presented to our bank for payment. Disbursements totaling approximately $1.3 million at December 31, 2023 and $887 thousand at December 31, 2022, had not been presented for payment to our bank.

As of December 31, 2022, there were expenditures of $5.7 million related to property, plant, and equipment included in our accounts payable and accrued liabilities balance.

Income Taxes

We account for income taxes using the asset and liability method for the recording of deferred income taxes. Deferred tax assets and liabilities are recognized based on the tax effects of temporary differences between the financial statement and the tax basis of assets and liabilities, as measured at current enacted tax rates. When appropriate, we evaluate the need for a valuation allowance to reduce deferred tax assets.

Before any benefit is recorded, we determine that it is "more likely than not" that the position will be sustained by the taxing authority. Any uncertain tax positions are recorded within "Other non-current liabilities" in the accompanying consolidated balance sheets. We classify interest expense on underpayments of income taxes and accrued penalties related to unrecognized tax benefits in the income tax provision.

Property, Plant, and Equipment

Property, plant, and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the related assets. Additions and improvements are capitalized, including all material, labor, and engineering costs to design, install, or improve the asset. Expenditures for repairs and maintenance are charged to expense as incurred. The following table represents a summary of property, plant, and equipment at original cost (in thousands):

December 31,	2023	2022	Useful Lives
Land	$ 5,511	$ 5,511	—
Buildings	66,192	60,984	30-40 yrs
Machinery and equipment	214,742	204,147	3-15 yrs
Total property, plant and equipment	$ 286,445	$ 270,642	

Depreciation expense was $15.0 million in 2023, $13.7 million in 2022, and $12.8 million in 2021. Depreciation expense is recorded in either cost of goods sold or operating expenses based on the associated assets' usage.

Patents and Licenses

Costs for patents and licenses acquired are determined at acquisition date. Patents and licenses are amortized over the useful lives of the individual patents and licenses, which are from seven to 20 years. Patents and licenses are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

Goodwill

Goodwill is reviewed for impairment in the fourth quarter of each year, or when events or changes in circumstances indicate a change in value may have occurred, using a qualitative assessment to determine whether it is more likely than not that the carrying value of our reporting units exceeds their fair value. If necessary, a two-step goodwill impairment analysis is performed. Our evaluation of goodwill during each year resulted in no impairment losses.

Current Accrued Liabilities

The items comprising current accrued liabilities are as follows (in thousands):

December 31,	2023	2022
Accrued payroll and related expenses	$ 4,096	$ 4,718
Accrued vacation	367	408
Other accrued liabilities	1,424	824
Total accrued liabilities	$ 5,887	$ 5,950

Revenues

We recognize revenue when obligations under the terms of an accepted contract with our customer are satisfied. This occurs with the transfer of control of our products to customers when products are shipped. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring products or services. Sales and other taxes we may collect concurrent with revenue-producing activities are excluded from revenue.

We believe that our medical device business will benefit in the long term from an aging world population along with an increase in life expectancy. In the near term, however, demand for our products fluctuates based on our customers' requirements which are driven in large part by their customers' or patients' needs for medical care which does not always follow broad economic trends. This affects the nature, amount, timing, and uncertainty of our revenue. Also, changes in the value of the United States dollar relative to foreign currencies could make our products more or less affordable and therefore affect our sales in international markets.

A summary of revenues by geographic area, based on shipping destination, for 2023, 2022, and 2021 is as follows (in thousands):

Year ended December 31,	2023	2022	2021
United States	$ 106,356	$ 109,740	$ 96,925
European Union	25,145	30,311	28,657
All other regions	37,825	43,455	39,427
Total	$ 169,326	$ 183,506	$ 165,009

A summary of revenues by product line for 2023, 2022 and 2021 is as follows (in thousands):

Year ended December 31,	2023	2022	2021
Fluid Delivery	$ 71,144	$ 84,084	$ 77,753
Cardiovascular	69,750	67,632	56,919
Ophthalmology	8,678	5,849	6,332
Other	19,754	25,941	24,005
Total	$ 169,326	$ 183,506	$ 165,009

More than 98 percent of our total revenue in the periods presented herein is pursuant to shipments initiated by an accepted purchase order, which is the contract with the customer. As a result, the vast majority of our revenue is recognized at a single point in time when the performance obligation of the product being shipped is satisfied, rather than recognized over time.

Our payment terms vary by the type and location of our customers and the products or services offered, and payment is generally required after receipt by the customer. For certain products or services and customer types, we require payment before the products or services are delivered to the customer.

We apply a combination of factors including the age of the outstanding balances, evaluation of customers' current and past financial condition, recent payment history, current economic environment, and discussions with our personnel and with the customers directly when evaluating certain aged receivables for collectability issues and to determine changes necessary to our allowance for credit losses. If circumstances change, our estimates of the collectability of amounts could be changed by a material amount.

We have elected to recognize the cost of shipping as an expense in cost of sales when control over the product has transferred to the customer. Shipping and handling fees charged to customers are reported as revenue.

We do not make any material accruals for product returns and warranty obligations. Our manufactured products come with a standard warranty to be free from defects and, in the event of a defect, may be returned by the customer within a reasonable period of time. Historically, our returns have been unpredictable and very low due to our focus on quality control. A one-year warranty is provided with certain equipment sales but warranty claims and our accruals for these obligations have been minimal.

We expense sales commissions when incurred because the amortization period would be one year or less. These costs are recorded within selling expense.

Atrion has contracts in place with customers for equipment leases, equipment financing, and equipment and other services. These contracts represent less than four percent of our total revenue in all periods presented herein. A portion of these contracts contain multiple performance obligations including embedded leases.

We treat agreements with an embedded lease component as a single performance obligation and recognize revenue under revenue guidelines rather than under the lease accounting guidelines, since the predominant component of revenue is the non-lease component.

Our fixed monthly equipment rentals to customers are accounted for as operating leases under ASU 2016-02, Leases (ASC 842). Fixed monthly rental payments are recognized on a straight line basis over the lease term.

We do not disclose the value of unsatisfied performance obligations for contracts for which we recognize revenue at the amount which we have the right to invoice. We believe that the complexity added to our disclosures by the inclusion of a large amount of insignificant detail in attempting to disclose information about immaterial contracts would potentially obscure more useful and important information.

Leases to Customers

The lease assets from our sales-type leases are recorded in our accounts receivable in the accompanying consolidated balance sheets, and the balance totaled $256 thousand as of December 31, 2023 and $356 thousand as of December 31, 2022.

Our equipment treated as leases to customers is included in Property, Plant, and Equipment on our consolidated balance sheets. Due to the immaterial amount of revenue and assets from our lessor activity, all other lessor disclosures have been omitted.

Leased Property and Equipment

As a lessee, we had seven leases in total for equipment and facilities used internally during 2023, which we account for as operating leases. At December 31, 2023, our right-of-use asset balance was $206 thousand and our lease liability at December 31, 2023 for these leases was $240 thousand. The monthly expense of $51 thousand for these operating leases, which are our only lessee arrangements, is immaterial and therefore all other lessee disclosures have been omitted.

Liability-classified Awards

The Company classifies certain stock-based compensation awards that can or will be settled in cash as liability awards. The fair value of a liability-classified award is determined on a quarterly basis beginning at the grant date until final vesting. Changes in the fair value of liability-classified awards are recorded to general and administrative expense over the vesting period of the award.

New Accounting Pronouncements

From time to time new accounting pronouncements applicable to us are issued by the FASB, or other standards setting bodies, which we adopt as of the specified effective date. Unless otherwise discussed, we believe the impact of recently issued standards that are not yet effective may require additional disclosures but will not have a material impact on our consolidated financial statements upon adoption.

Fair Value Measurements

Accounting standards use a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value. These tiers are: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists therefore requiring an entity to develop its own assumptions.

As of December 31, 2023 and 2022, we held investments in bonds, money market funds, mutual funds, and equity securities that are required to be measured for disclosure purposes at fair value on a recurring basis. The fair values of these investments and their tier levels are shown in Note 2.

The carrying values of our other financial instruments including cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, and accrued income and other taxes approximated fair value due to their liquid and short-term nature.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents, investments, and accounts receivable.

Our cash deposits are held in accounts with financial institutions that we believe are creditworthy. Certain of these amounts at times may exceed federally-insured limits.

We have investments in money market funds, bonds, and equity securities. As a result, we are exposed to potential loss from market risks that may occur as a result of changes in interest rates, changes in credit quality of the issuer, and otherwise. These securities have a higher degree of, and a greater exposure to, credit or default risk and may be less liquid in times of economic weakness or market disruptions as compared with cash deposits.

For accounts receivable, we perform ongoing credit evaluations of our customers' financial condition and generally do not require collateral. We maintain reserves for possible credit losses. We had allowances for credit losses of approximately $58 thousand at December 31, 2023 and $71 thousand, at December 31, 2022. The carrying amount of the receivables approximates their fair value. We had one customer which accounted for 11% of our accounts receivable as of December 31, 2023.

(2) Investments

As of December 31, 2023 and 2022, we held investments in bonds, money market accounts, mutual funds, and equity securities. The bonds are considered held-to-maturity and are recorded at amortized cost in the accompanying consolidated balance sheets. The money market accounts, equity securities, and mutual funds are recorded at fair value in the accompanying consolidated balance sheets. These investments are considered Level 1 or Level 2 as detailed in the table below. The amortized cost and fair value of our investments, and the related gross unrealized gains and losses, were as follows as of the dates shown below (in thousands):

	Level	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of December 31, 2023					
Money market funds	1	3,563	$ —	$ —	$ 3,563
Bonds	2	6,127	$ 1	$ (82)	$ 6,046
Mutual funds	1	279	$ —	$ (43)	$ 236
Equity securities	2	6,054	$ —	$ (1,561)	$ 4,493
As of December 31, 2022					
Money market funds	1	$ 2,380	$ —	$ —	$ 2,380
Commercial paper	2	$ 13,975	$ 1	$ (9)	$ 13,967
Bonds	2	$ 11,777	$ —	$ (353)	$ 11,424
Mutual funds	1	$ 466	$ —	$ (116)	$ 350
Equity securities	2	$ 6,054	$ —	$ (585)	$ 5,469

The above equity securities represent an investment in two companies at December 31, 2023 and are classified as available for sale. The carrying value of our investments is reviewed quarterly for changes in circumstances or the occurrence of events that suggest an investment may not be recoverable. As of December 31, 2023, we had four bond investments in a loss position for more than 12 months.

At December 31, 2023, the length of time until maturity of the bonds we currently own ranged from one to 24 months.

We utilize a lifetime "expected credit loss" measurement objective for the recognition of credit losses for held-to-maturity securities at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. As of December 31, 2023 and 2022, our allowance for credit losses was immaterial.

The following table summarizes the amortized cost of our held-to-maturity bonds at December 31, 2023, aggregated by credit quality indicator (in thousands):

	Held-to-Maturity Bonds			
Credit Quality Indicators	Fed Govt. Bonds/ Notes	Municipal Bonds	Corporate Bonds	Totals
AA / A	$ 82	$ —	$ 2,265	$ 2,347
BBB	—	—	3,780	3,780
Total	$ 82	$ —	$ 6,045	$ 6,127

(3) Patents and Licenses

Patents and license fees paid for the use of other entities' patents are amortized over the useful life of the patent or license. The following tables provide information regarding patents and licenses (dollars in thousands):

December 31, 2023		
Weighted Average Original Life (years)	Gross Carrying Amount	Accumulated Amortization
15.67	$ 13,840	$ 12,768

December 31, 2022		
Weighted Average Original Life (years)	Gross Carrying Amount	Accumulated Amortization
15.67	$ 13,840	$ 12,655

Aggregate amortization expense for patents and licenses was $113 thousand for 2023 and $117 thousand for 2022. Estimated future amortization expense for each of the years set forth below ending December 31, is as follows (in thousands):

2024	$ 113
2025	$ 112
2026	$ 112
2027	$ 108
2028	$ 108

(4) Line of Credit

As of December 31, 2022, we had a $75.0 million revolving credit facility with a money-center bank pursuant to which the lender was obligated to make advances until February 28, 2024. On December 21, 2023, this credit facility was amended and restated to, among other things, change the revolving credit facility amount to $25.0 million and extend the date for advances to December 21, 2026. The credit facility is secured by substantially all our inventories, equipment, and accounts receivable. The interest rate on borrowings under this credit facility is assessed at 30-day, 60-day, or 90-day Adjusted Term SOFR, as selected by us, and interest expense was immaterial in 2023. We had no outstanding borrowings under the credit facility at December 31, 2023 or December 31, 2022. Our ability to borrow funds under the credit facility is contingent upon meeting certain covenants in the loan agreement, the most restrictive of which is the ratio of total debt to earnings before interest, income tax, depreciation, and amortization. At December 31, 2023, we were in compliance with all of the covenants.

(5) Income Taxes

The items comprising Provision for Income Taxes are as follows (in thousands):

Year ended December 31,		2023	2022	2021
Current	— Federal	$ 3,568	$ 8,030	$ 7,445
	— State	913	773	1,615
		4,481	8,803	9,060
Deferred	— Federal	(1,260)	(3,021)	(3,349)
	— State	(257)	(173)	(337)
		(1,517)	(3,194)	(3,686)
Provision for income taxes		$ 2,964	$ 5,609	$ 5,374

Temporary differences and carryforwards which have given rise to deferred tax assets and liabilities as of December 31, 2023 and 2022 are as follows (in thousands):

December 31,	2023	2022
Deferred tax assets		
Capitalized R&D	$ 3,081	$ 2,275
Inventories	1,370	730
Benefit plans	900	1,421
Total deferred tax assets	5,351	4,426
Valuation allowance	—	—
Net deferred tax assets	5,351	4,426
Deferred tax liabilities		
Property, plant, and equipment	(5,802)	(6,334)
Patents and goodwill	(1,771)	(1,745)
Other	(149)	(235)
Total deferred tax liabilities	(7,722)	(8,314)
Net deferred tax assets (liabilities)	$ (2,371)	$ (3,888)

Total income tax expense differs from the amount that would be provided by applying the statutory federal income tax rate to pretax earnings as illustrated below (in thousands):

Year ended December 31,	2023	2022	2021
Income tax expense at the statutory federal income tax rate	$ 4,699	$ 8,530	$ 8,070
Increase (decrease) resulting from:			
State income taxes	500	438	1,027
R&D tax credits	(1,475)	(1,332)	(1,703)
Foreign-derived intangible income deduction	(1,331)	(2,133)	(2,091)
Excess tax benefit from stock compensation	3	(97)	(185)
Settlements	350	—	—
Compensation subject to 162(m)	288	262	270
Other, net	(70)	(59)	(14)
Provision for income taxes	$ 2,964	$ 5,609	$ 5,374

We had no unrecognized tax benefits at December 31, 2023, 2022, or 2021.

We are subject to United States federal income tax as well as to income tax of multiple state jurisdictions. We have concluded all United States federal income tax matters, as well as all material state and local income tax matters, for the years through 2018. During the year ended December 31, 2023, the Internal Revenue Service audit of the Company's federal income tax return for tax year 2018 was closed without material adjustments.

On August 16, 2022, the "Inflation Reduction Act" (H.R. 5376) was signed into law in the United States. We do not currently expect the Inflation Reduction Act to have a material impact on our financial results, including on our annual estimated effective tax rate or on our liquidity.

We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense. There was no net interest benefit included in our tax expense for the years ended December 31, 2023, 2022, or 2021.

(6) Stockholders' Equity

Our Board of Directors has at various times authorized repurchases of our stock in open-market or privately-negotiated transactions at such times and at such prices as management or the Board of Directors may from time to time determine. On May 21, 2015, our Board of Directors adopted a stock repurchase program authorizing the repurchase of up to 250,000 shares of our common stock in open-market or privately-negotiated transactions. This program has no expiration date but may be terminated by the Board of Directors at any time. As of December 31, 2023, there remained 128,753 shares available for repurchase under this program. As of December 31, 2022, there remained 131,622 shares available for repurchase under this program. We repurchased a total of 2,869 shares of our common stock during 2023 and 42,568 shares in 2022 in open-market transactions.

We have increased our quarterly cash dividend rate in September of each of the past three years. The quarterly dividend rate was increased to $1.95 per share in September 2021, to $2.15 per share in September 2022, and to $2.20 per share in September 2023. Holders of our stock units earned non-cash dividend equivalents of $28 thousand in 2023, $30 thousand in 2022 and $24 thousand in 2021.

(7) Income Per Share

The following is the computation of basic and diluted net income per share:

Year ended December 31,	2023	2022	2021
(in thousands, except per share amounts)			
Net Income	$ 19,411	$ 35,008	$ 33,055
Weighted average basic shares outstanding	1,761	1,787	1,814
Add: Effect of dilutive securities	—	3	4
Weighted average diluted shares outstanding	1,761	1,790	1,818
Net income per share			
Basic	$ 11.02	$ 19.59	$ 18.22
Diluted	$ 11.02	$ 19.56	$ 18.18

Nonvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents are considered participating securities and, therefore, are included in the computation of basic income per share pursuant to the two-class method.

Incremental shares from stock options and restricted stock units were included in the calculation of weighted average diluted shares outstanding using the treasury stock method. Potentially dilutive securities have been excluded when their inclusion would be anti-dilutive. We excluded 111

shares of common stock for the year ended December 31, 2023, no shares were excluded for the year ended December 31, 2022, and two shares of common stock were excluded for the year ended December 31, 2021.

(8) Stock-based Compensation

At December 31, 2023, we had one stock-based compensation plan described below.

Our 2021 Equity Incentive Plan, or 2021 Plan, provides for awards to key employees, non-employee directors, and consultants of incentive and nonqualified stock options, restricted stock, restricted stock units, deferred stock units, stock appreciation rights, performance shares, and other stock-based awards. Under the 2021 Plan, 100,000 shares, in the aggregate, of common stock are reserved for awards. The purchase price of shares issued on the exercise of options is required to be at least equal to the fair market value of such shares on the date of grant. The options granted become exercisable and expire as determined by the Compensation Committee.

There were no stock option transactions during the year ended December 31, 2023. There was one option exercised during the year ended December 31, 2022. There were no outstanding options remaining at December 31, 2023 or 2022. None of our grants includes performance-based or market-based vesting conditions. There were no restricted stock grants or nonvested shares of restricted stock outstanding at December 31, 2023 or 2022.

During 2023, restricted stock units were granted to certain employees. All of our restricted stock units are convertible to shares of stock on a one-for-one basis when the restrictions lapse, which is generally after a five-year period. Nonvested restricted stock units are generally forfeited upon termination of employment unless the termination is in connection with a change in control. During the vesting period, holders of restricted stock units earn dividends in the form of additional units. During 2023, one nonemployee director elected to receive stock units in lieu of a portion of cash fees for services as a member of the Board of Directors.

A summary of changes in stock units for the year ended December 31, 2023, is presented below:

Nonvested Stock Units	Restricted Stock Units	Weighted Average Award Date Fair Value Per Unit	Per Unit Director's Stock Units	Weighted Average Award Date Fair Value Per Unit
Nonvested at December 31, 2022	2,730	$ 690.50	—	
Granted & Added	2,223	$ 465.44	46	$ 538.89
Forfeited	(330)	$ 713.77	—	
Vested	(358)	$ 644.23	(46)	$ 538.89
Nonvested at December 31, 2023	4,265	$ 575.29		

All nonvested restricted stock units at December 31, 2023 are expected to vest. The total intrinsic value of these outstanding stock units which were not convertible at December 31, 2023, including 561 stock units held for the accounts of non-employee directors, was $1.8 million. The total fair value of directors' stock units was $25 thousand for units that vested during 2023 and $4 thousand for units vested in each of the years ended December 31, 2022 and 2021.

During 2020, we granted 3,865 restricted stock units outside of the plans to three employees that will be settled in cash and are treated as liability-classified awards. The grant-date fair value per unit for these awards was $646.90. No grants of this type were made outside the plans prior to 2020. These units vest 20 percent each year over a five-year period beginning in 2021. Changes in the fair value of these awards are recorded to G&A expense over the vesting period of the award. The liability recorded for these units is adjusted to the current market value at the end of each reporting period. During 2023, we paid cash of $295 thousand to pay out remaining units to a retired employee, and we paid $368 thousand to settle the 20 percent vesting to the two remaining employees. We paid cash of $524 thousand to settle the 20 percent vesting in 2022 and $485 thousand to settle the 20 percent vesting in 2021. At December 31, 2023, our recorded liability for the remaining units was $123 thousand. The intrinsic value of these units at December 31, 2023 was $471 thousand including accrued amounts for dividend equivalents.

The total value of stock awards to nonemployee directors awarded under the plans was $516 thousand in 2023, $492 thousand in 2022, and $432 thousand in 2021. These awards vested immediately at the time of the grants.

Compensation related to restricted stock and restricted stock units that are treated as equity-classified awards is based on the fair market value of the stock on the date of the award. These fair values are then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

We recorded stock-based compensation expense as a G&A expense in the amount of $1.531 million for the year ended December 31, 2023, $1.730 million for the year ended December 31, 2022, and $2.312 million for the year ended December 31 2021, for all of the above-mentioned stock-based compensation arrangements. The total tax benefit recognized in the income statement from stock-based compensation arrangements was $319 thousand for the year ended December 31, 2023, $461 thousand for the year ended December 31, 2022, and $1.203 million for the year ended December 31, 2021. These amounts include excess tax benefits in each year.

Unrecognized compensation cost information for our various stock-based compensation awards is shown below as of December 31, 2023 (in thousands):

	Unrecognized Compensation Cost	Weighted Average Remaining Years in Amortization Period
Restricted stock units	$ 1,418	3.2
Restricted stock units (to be settled in cash)	471	1.5
Total	$ 1,889	

We use treasury shares to satisfy stock option exercises, stock unit conversions, and restricted stock awards that are equity-classified awards.

(9) Industry Segment and Geographic Information
We operate in one reportable industry segment: developing and manufacturing products primarily for medical applications. We have no foreign operating subsidiaries. We have other product lines which include pressure relief valves and inflation systems, which are sold primarily to the aviation and marine industries. Due to the similarities in product technologies and manufacturing processes, these products are managed as part of our medical products segment. Our revenues from sales to customers outside the United States totaled approximately 37 percent of our net revenues in 2023, 40 percent in 2022, and 41 percent in 2021. We have no assets located outside the United States.

(10) Employee Retirement and Benefit Plans

We sponsor a defined contribution 401(k) plan for all employees. Each participant may contribute certain amounts of eligible compensation. We make a matching contribution to the plan. Our contributions under this plan were $1.167 million in 2023, $1.061 million in 2022, and $980 thousand in 2021.

The Company has a Nonqualified Deferred Compensation Plan for certain key management or highly-compensated employees. The plan allows for the deferral of salary and bonus compensation until retirement or other specified payment events occur. Employees' deferred compensation amounts are deemed to be invested in certain investment funds, indexes, or vehicles selected by our Compensation Committee and designated by each participant and their deferral balances are adjusted for earnings based upon the performance of these deemed investments. Our deferred compensation obligation under the plan was $2.570 million at December 31, 2023 and $2.355 million at December 31, 2022. These amounts are reflected in "Other Liabilities and Deferred Credits" in the accompanying consolidated balance sheets.

(11) Commitments and Contingencies

From time to time and in the ordinary course of business, we may be subject to various claims, charges, and litigation. In some cases, the claimants may seek damages, as well as other relief, which, if granted, could require significant expenditures. We accrue the estimated costs of settlement or damages when a loss is deemed probable and such costs are estimable, and accrue for legal costs associated with a loss contingency when a loss is probable and such amounts are estimable. Otherwise, these costs are expensed as incurred. If the estimate of a probable loss or defense costs is a range and no amount within the range is more likely, we accrue the minimum amount of the range. As of December 31, 2023, we had no ongoing litigation or arbitration for such matters.

We had a dispute which was favorably settled in the third quarter of 2007. This settlement was amended in December 2008. The amended settlement agreement provides that we may receive annual payments from 2009 through 2024. We have not recorded $0.5 million in potential future payments under this settlement as of December 31, 2023 due to the uncertainty of payment.

We have arrangements with three of our executive officers pursuant to which the termination of their employment under certain circumstances would result in lump sum payments to them. Termination under such circumstances at December 31, 2023, could have resulted in payments aggregating $5.4 million.

At December 31, 2023, the Company had lease obligations totaling $0.2 million with certain lessors for equipment and facilities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Atrion Corporation

Opinion on the consolidated financial statements

We have audited the accompanying consolidated balance sheets of Atrion Corporation (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedules included under Item 15(a) (not presented separately herein) (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 29, 2024 expressed an adverse opinion.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

Grant Thornton LLP

Grant Thornton LLP
We have served as the Company's auditor since 2002
Dallas, Texas
February 29, 2024

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13(a)-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the 2013 *Internal Control-Integrated Framework.*

Based on this assessment, management identified a material weakness in internal control over financial reporting, as of December 31, 2023, and, based on such material weakness, concluded that we did not maintain effective internal control over financial reporting. Specifically, the material weakness is related to inventory counts and resulted from our failure to appropriately perform cycle count procedures at one of our subsidiaries.

A material weakness is a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. This material weakness identified above did not result in any material errors.

Remediation efforts

To remediate the material weakness identified above, we are planning, initiating, and implementing control and procedure improvements including, but not limited to:

- Instituting additional preventive controls, enhancing review controls, and providing additional training to control owners charged with the responsibility of safeguarding inventory.

- Improved documentation ensuring proper knowledge transfer upon personnel changes.

- Review and update physical organization of inventory to improve segregation and identification procedures.

We anticipate these improvements will address the material weakness. However, management will not consider the material weakness remediated until the enhanced controls operate effectively for a sufficient period of time and testing of the controls is satisfied. We will monitor the effectiveness of the designed controls and refine the remediation plan as appropriate.

After giving full consideration to the material weakness identified and additional analysis performed to ensure our consolidated financial statements included in this Annual Report on Form 10-K were prepared in accordance with accounting principles generally accepted in the United States, management has concluded that our consolidated financial statements present fairly, in all material respects, our financial position, results of operations, and cash flows for the year ended December 31, 2023.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Atrion Corporation

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Atrion Corporation (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, because of the effect of the material weakness described in the following paragraphs on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2023, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment.

A material weakness has been identified related to inventory count controls resulting from the Company's failure to appropriately perform cycle count procedures at one of their subsidiaries. This material weakness has been identified and included in Management's Assessment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2023. The material weakness identified above was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and this report does not affect our report dated February 29, 2024 which expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Grant Thornton LLP

Grant Thornton LLP
We have served as the Company's auditor since 2002
Dallas, Texas
February 29, 2024

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We develop and manufacture products primarily for medical applications. We market components to other equipment manufacturers for incorporation in their products and sell finished devices to physicians, hospitals, clinics, and other treatment centers. Our medical products primarily serve the fluid delivery, cardiovascular, and ophthalmic markets. Our other medical and non-medical products include valves and inflation devices used in marine and aviation safety products. In 2023, approximately 37 percent of our sales were outside the United States.

Our products are used in a wide variety of applications by numerous customers. We encounter competition in all of our markets and compete primarily on the basis of product quality, price, engineering, customer service, and delivery time.

Our business strategy is to provide hospitals, physicians, and other healthcare providers with the tools they need to improve the lives of the patients they serve. To do so, we provide a broad selection of products in the areas of our expertise. We have diverse product lines serving primarily the fluid delivery, cardiovascular, and ophthalmic markets, and this diversity has served us well as we encounter changing market conditions. R&D efforts are focused on improving current products and developing highly-engineered products that meet customer needs and serve niche markets with meaningful sales potential. Proposed new products may be subject to regulatory clearance or approval prior to commercialization and the time period for introducing a new product to the marketplace can be unpredictable. We also focus on controlling costs by investing in modern manufacturing technologies and controlling purchasing processes. We have been successful in consistently generating cash from operations and have used that cash to reduce or eliminate indebtedness, fund capital expenditures, make investments, repurchase stock, and pay dividends.

Our strategic objective is to further enhance our position in our served markets by:

- Focusing on customer needs;

- Expanding existing product lines and developing new ones;

- Investing in our future growth, while balancing the need to sensibly control cost; and

- Preserving and fostering a collaborative, entrepreneurial management structure.

For the year ended December 31, 2023, we reported revenues of $169.3 million, operating income of $22.6 million and net income of $19.4 million.

Results of Operations

Our net income was $19.4 million, or $11.02 per basic and diluted share, in 2023 compared to $35.0 million, or $19.59 per basic and $19.56 per diluted share in 2022. Revenues were $169.3 million in 2023 compared with $183.5 million in 2022.

Annual revenues by product line were as follows (in thousands):

	2023	2022
Fluid Delivery	$ 71,144	$ 84,084
Cardiovascular	69,750	67,632
Ophthalmology	8,678	5,849
Other	19,754	25,941
Total	$ 169,326	$ 183,506

Consolidated revenues of $169.3 million in 2023 were 8 percent lower than revenues in 2022. The decrease was primarily related to lower sales volumes compared to 2022, including a 24 percent decrease in Other revenues and a 15 percent decrease in Fluid Delivery revenues, partially offset by a 48 percent increase in Ophthalmic revenues.

Our cost of goods sold was $106.9 million in 2023 compared with $107.6 million in 2022. The slight decrease in 2023 is primarily due to lower sales volumes and higher manufacturing costs.

Gross profit in 2023 was $62.4 million compared with $75.9 million in 2022. Our gross profit was 37 percent of revenues in 2023 compared with 41 percent of revenues in 2022. The decrease in gross profit percentage in 2023 from 2022 was related to higher manufacturing costs.

Operating expenses were $39.8 million in 2023 and $36.2 million in 2022. R&D expenses increased $1.2 million from 2022, primarily related to outside services. R&D expenses consist primarily of salaries and other related expenses of our R&D personnel as well as costs associated with regulatory matters. In 2023, selling expenses increased $0.1 million compared with 2022 primarily for commissions, partially offset by a decrease in outside services. Selling expenses consist primarily of salaries, commissions, and other related expenses for sales and marketing personnel, marketing, advertising, and promotional expenses. General and Administrative, or G&A, expenses increased $2.3 million in 2023 as compared to 2022 primarily as a result of higher compensation and outside services. G&A expenses consist primarily of salaries and other related expenses of administrative, executive, and financial personnel, and outside professional fees.

Our operating income for 2023 was $22.6 million compared with $39.7 million in 2022. Operating income was 13 percent of revenues in 2023 compared to 22 percent of revenues in 2022.

Interest and dividend income for 2023 was $0.8 million compared with $1.0 million in 2022. The slight decrease in interest and dividend income was due to lower interest income received on cash and investments compared to prior year.

Other investment income was a $0.9 million loss in 2023 compared to a $0.2 million loss in 2022. The increased loss during 2023 was primarily related to greater unrealized losses on equity securities resulting from changes in the market values of our investments.

Income tax expense in 2023 totaled $3.0 million compared with $5.6 million in 2022. The effective tax rate was 13.2 percent for 2023 and 13.8 percent for 2022. We expect our effective tax rate for 2024 to be approximately 14 percent.

For a comparison of our results of operations for years 2022 and 2021, see "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission on February 27, 2023.

Liquidity and Capital Resources

As of December 31, 2023, we had a $25.0 million revolving credit facility with a money-center bank pursuant to which the lender is obligated to make advances until December 21, 2026. The credit facility is secured by substantially all of our inventories, equipment, and accounts receivable. Interest under the credit facility is assessed at 30-day, 60-day, or 90-day Adjusted Term SOFR, as selected by us, plus 1.0 percent, and is payable monthly. Pursuant to the credit facility, we are obligated to pay a commitment fee applicable to the unused portion of the facility ranging from 0.30% to 0.45% per annum, payable in arrears on the last business day of each calendar quarter. We had no outstanding borrowings under the credit facility at December 31, 2023 or December 31, 2022. Our ability to borrow funds under the credit facility is contingent upon meeting certain covenants in

the loan agreement, the most restrictive of which is the ratio of total debt to earnings before interest, income tax, depreciation, and amortization. At December 31, 2023, we were in compliance with all of these covenants.

At December 31, 2023, we had a total of $14.4 million in cash and cash equivalents, short-term investments, and long-term investments, a decrease of $20.1 million from December 31, 2022. This decrease was primarily due to lower net income and capital spending of $22.3 million during 2023.

Cash flows provided by operations of $20.0 million in 2023 were primarily comprised of net income plus the net effect of non-cash expenses offset by an increase in inventory as we strategically purchased raw materials in a tight supply environment. At December 31, 2023, we had working capital of $102.1 million, including $3.6 million in cash and cash equivalents and $2.7 million in short-term investments. The $0.8 million increase in working capital during 2023 was primarily related to a decrease in accounts payable. Working capital items consisted primarily of cash, accounts receivable, short-term investments, inventories, and other current assets minus accounts payable and other current liabilities.

Capital expenditures for property, plant, and equipment totaled $22.3 million in 2023, compared with $33.7 million in 2022. These expenditures were primarily for machinery and equipment and also included payments to complete the expansion at one of our facilities that began in 2021. This project cost about $27.0 million and was completed in 2023. Purchases of investments totaled $5.6 million in 2023, compared to $35.7 million in 2022. Proceeds from maturities of investments totaled $22.1 million in 2023 and $53.9 million in 2022. Since we have completed our building expansion, we expect 2024 capital expenditures, primarily for machinery and equipment, to be consistent with years prior to the expansion project.

We paid cash dividends totaling $15.3 million in 2023 and $14.6 million in 2022. We expect to fund future dividend payments with cash flows from operations. We purchased $1.7 million of treasury stock during 2023 and $25.8 million during 2022.

Our current contractual obligations are normal for our line of business and mainly consist of purchase orders for raw materials. These obligations will be funded through funds generated through operations and require no additional funding. We believe our cash, cash equivalents, short-term and long-term investments, cash flows from operations, and available borrowings of up to $25.0 million under our credit facility will be sufficient to fund our cash requirements for at least the foreseeable future. We believe our strong financial position would allow us to access equity or debt financing should that be necessary.

COVID-19 Impact

We believe the impact of COVID-19 on our business has largely diminished at this time; however, uncertainties continue, particularly around disruptions to the global economy, supply chains, and healthcare systems. Even with the public health actions that have been taken to date, the disease may pose future risks with the emergence of new variants. We will continue to monitor COVID-19 as well as resulting legislative and regulatory changes to manage our response and assess and seek to mitigate potential adverse impacts on our business.

Off-Balance Sheet Arrangements

We have no off-balance sheet financing arrangements.

Impact of Inflation

We experience the effects of inflation primarily in the prices we pay for labor, materials, and services. Over the last three years, we have experienced the effects of inflation in these costs, and in the last 12 months have seen these costs increase significantly. We have implemented price increases on many of our products in an effort to mitigate the effect of higher costs, but competitive pressures have not allowed for full recovery of these increased costs. If these inflationary pressures continue, our business, financial condition, and results of operations will be adversely affected in 2024.

New Accounting Pronouncements

From time to time new accounting pronouncements applicable to us are issued by the Financial Accounting Standards Board (FASB), or other standards setting bodies, which we will adopt as of the specified effective date. Unless otherwise discussed, we believe the impact of recently issued standards that are not yet effective may require additional disclosure, but will not have a material impact on our consolidated financial statements upon adoption.

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. In the preparation of these financial statements, we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosures of contingent

assets and liabilities. We believe the following discussion addresses our most significant accounting policies and estimates, which are those that are most important to the portrayal of our financial condition and results and require management's most difficult, subjective, and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Actual results could differ significantly from those estimates under different assumptions and conditions.

We are required to estimate our provision for income taxes and uncertain tax positions in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure, including assessing the risks associated with tax audits, together with assessing temporary differences resulting from the different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the balance sheet. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is more likely than not, do not establish a valuation allowance. In the event that actual results differ from these estimates, the provision for income taxes could be materially impacted.

During 2023, 2022 and 2021, none of our significant accounting estimates required material adjustments.

Quantitative and Qualitative Disclosures About Market Risks

Foreign Exchange Risk

We are not exposed to material fluctuations in currency exchange rates that would result in realized gains or losses being reflected in the consolidated statements of income because the payments from our international customers are received primarily in United States dollars.

However, fluctuations in exchange rates may affect the prices that our international customers are willing to pay and may put us at a price disadvantage compared to other competitors. Increases in the value of the United States dollar relative to foreign currencies could make our products less competitive or less affordable and therefore adversely affect our sales in international markets.

Market Risk and Credit Risk

Our cash deposits are held in accounts with financial institutions that we believe are creditworthy. Certain of these accounts at times may exceed federally-insured limits. We have not experienced any credit losses in those accounts and do not believe we are exposed to any significant credit risk on these funds.

We have investments in money market funds, and bonds. As a result, we are exposed to potential loss from market risks that may occur as a result of changes in interest rates, changes in credit quality of the issuer, and otherwise. These securities have a higher degree of, and a greater exposure to, credit or default risk and may be less liquid in times of economic weakness or market disruptions as compared with cash deposits. We have also invested a portion of our available funds in equity securities and mutual funds. The value of these securities fluctuates due to changes in the equity and credit markets along with other factors. In times of economic weakness, the market value and liquidity of these assets may decline and may negatively impact our financial condition.

Forward-looking Statements

Statements in this Management's Discussion and Analysis and elsewhere in this Annual Report that are forward-looking are based upon current expectations, and actual results or future events may differ materially. Therefore, the inclusion of such forward-looking information should not be regarded as a representation by us that our objectives or plans will be achieved. Such statements include, but are not limited to, our effective tax rate for 2024, our 2024 capital expenditures, funding future dividend payments with cash flows from operations, availability of equity and debt financing, our ability to meet our cash requirements for the foreseeable future, the impact on our consolidated financial statement of recently issued accounting standards when we adopt those standards, the effect of inflation on our business, financial condition, and results of operations in 2024, and the effect that the COVID-19 pandemic may have on our business and operations. Words such as "expects," "believes," "anticipates," "intends," "should," "plans," and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained herein involve numerous risks and uncertainties, and there are a number of factors that could cause actual results or future events to differ materially, including, but not limited to, the following: the risk that the COVID-19 pandemic may again lead to material delays and cancellations of, or reduced demand for, procedures in which our products are utilized; curtailed or delayed capital spending by hospitals and other healthcare providers; disruption to our supply chain; closures of our facilities; delays in training; delays in gathering clinical evidence; diversion of management and other resources to respond to the pandemic; the impact of global and regional economic and credit market conditions on healthcare spending; the risk that the COVID-19 virus will again disrupt global economies and may cause economies in our key markets to enter prolonged recessions;

changing economic, market and business conditions; acts of war or terrorism; the effects of governmental regulation; the impact of competition and new technologies; slower-than-anticipated introduction of new products or implementation of marketing strategies; implementation of new manufacturing processes or implementation of new information systems; our ability to protect our intellectual property; changes in the prices of raw materials; changes in product mix; intellectual property and product liability claims and product recalls; the ability to attract and retain qualified personnel; and the loss of, or any material reduction in sales to any significant customers. In addition, assumptions relating to budgeting, marketing, product development and other management decisions are subjective in many respects and thus susceptible to interpretations and periodic review which may cause us to alter our marketing, capital expenditures or other budgets, which in turn may affect our results of operations and financial condition. The forward-looking statements in this Form 10-K are made as of the date hereof, and we do not undertake any obligation, and disclaim any duty, to supplement, update or revise such statements, whether as a result of subsequent events, changed expectations or otherwise, except as required by applicable law.

SELECTED FINANCIAL DATA

(in thousands, except per share amounts)

	2023	2022	2021	2020	2019
Operating Results for the Year ended December 31,					
Revenues	$ 169,326	$ 183,506	$ 165,009	$ 147,591	$ 155,066
Operating income	22,579	39,687	36,042	35,668	40,529
Net income	19,411	35,008	33,055	32,115	36,761
Depreciation and amortization	15,098	13,812	12,885	11,652	10,853
Per Share Data:					
Net income per diluted share	$ 11.02	$ 19.56	$ 18.18	$ 17.44	$ 19.73
Cash dividends per common share	$8.70	$ 8.20	$ 7.40	$ 6.60	$ 5.80
Average diluted shares outstanding	1,761	1,790	1,818	1,841	1,863
Financial Position at December 31,					
Total assets	$ 260,825	$ 264,712	$ 267,264	$ 266,890	$ 262,031
Long-term debt	—	—	—	—	—

LEADERSHIP

Board of Directors

Emile A Battat
Chairman of the Board
Atrion Corporation

Preston G. Athey
Private Investor
Former Portfolio Manager
T. Rowe Price Small Cap Value Fund
T. Rowe Price Associates, Inc.
Baltimore, Maryland

Jeannette Bankes
Group President, Global Franchises
Alcon, Inc.
Fort Worth, Texas

Hugh J. Morgan, Jr.
Private Investor
Former Chairman of the Board
National Bank of Commerce of Birmingham
Morganton, North Carolina

Ronald N. Spaulding
Private Investor
Former President
Worldwide Commercial Operations
Abbott Vascular
Miami, Florida

John P. Stupp, Jr.
President and Chief Executive Officer
Stupp Bros., Inc.
St. Louis, Missouri

Executive Officers

Emile A Battat
Chairman of the Board

David A. Battat
President and Chief Executive Officer

Cindy Ferguson
Vice President and Chief Financial
Officer, Secretary, and Treasurer

CORPORATE INFORMATION

Corporate Office
Atrion Corporation
One Allentown Parkway
Allen, Texas 75002

(972) 390-9800

www.atrioncorp.com

Registrar and Transfer Agent
Broadridge Corporate Issuer Solutions, Inc.
51 Mercedes Way
Edgewood, NY 11717

Form 10-K

A copy of the Company's 2023 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by any stockholder without charge by written request to:

Corporate Secretary
Atrion Corporation
One Allentown Parkway
Allen, Texas 75002

Stock Information

The Company's common stock is traded on The Nasdaq Global Select Market (Symbol: ATRI). As of February 8, 2024, we had 87 record holders, and approximately 15,180 beneficial owners, of our common stock.

The Company presently plans to pay quarterly cash dividends in the future.





ATRION CORPORATION

One Allentown Parkway   www.atrioncorp.com
Allen, Texas 75002   972.390.9800